

Mail Stop 4561

March 24, 2017

Robert W. Hau
Chief Financial Officer
Fiserv, Inc.
255 Fiserv Dr.
Brookfield, WI 53045

      Re: Fiserv, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 23, 2017
             Form 8-K Furnished February 8, 2017
             File No. 000-14948

      We have reviewed your filings and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Business, page 1

1.   We note your disclosure on page 17 that the majority of your revenue is derived from contracts that generally have terms of three to five years. Please tell us the consideration given to disclosing the amount of firm backlog as of December 31, 2016 and 2015, along with the portion not reasonably expected to be filled within the current fiscal year. We refer you to Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

2.   Please quantify the individual impact when two or more factors contribute to material changes in the various line items of your financial statements. For example, in your

discussion of revenues on page 21, you attribute the increase in revenues to a number of factors, including both new clients and increases in prices and higher termination fees; however, you do not provide quantification to demonstrate the relative magnitude of each factor. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Form 8-K Furnished February 8, 2017

3.   Please provide us with a quantified breakdown of the individual items that comprise the "other adjustments" line item in your free cash flow reconciliation. Also, tell us how you considered the guidance in Item 10(e)(1)(i)(B) of Regulation S-K to provide a quantitative reconciliation for your historical free cash flow measures.

4.   In your earnings calls you discuss a measure of free cash flow per share, which is also disclosed in your investor slide presentation on your website. Please discontinue future presentation and discussion of this measure in your earnings calls and remove this measure from the accompanying slide presentation included on your website. Refer to Rule 100(b) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services